SEC
Mail Processing
Section

FEB 25 2013

Washington DC
400

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 17356

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Accrued Equities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 Broadhollow Road, Suite PH 02
(No. and Street)

Melville	New York	11747-4905
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David J. Schoenwald 631 423-7373 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Nawrocki Smith LLP
(Name – *if individual, state last, first, middle name*)

290 Broad Hollow Road, Suite 115E	Melville	New York	11747
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

[redacted]

13012108

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, David J. Schoenwald, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Accrued Equities, Inc., as of 12/31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public

/3

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X Report on Internal Controls required under SEC Rule 17a-5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Securities Investor Protectio Corporation
805 15th Street NW, Suite 8
Washington, DC 20005-2215

Forwarding and Address Correction Requested

Check appropriate boxes.

☐ (i) its principal bu n the determination of SIPC, taking into account business of affiliated entities, conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:

☑ (I) the distribution of shares of registered open end investment companies or unit investment

☐ (II) the sale of variable annuities;

☐ (III) the business of insurance;

☑ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it effects transactions in security futures products only;

Pursuant to the terms of this form (detailed below).

X [signature] 1/3/2012

Authorized Signature/Title Date

SIPC-3 2012

8-

8-017356 FINRA DEC 11/26/1972
ACCRUED EQUITIES INC
150 BROADHOLLOW RD STE PH 02
MELVILLE, NY 11747

Securities Investor Protection Corporatic
805 15th Street NW, Suite 800
Washington, DC 20005-2215

Form SIPC-3 FY 2012

Certification of Exclusion From Membership.

TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A)(ii) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the year ending December 31, 2012 its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:

☐ (I) the distribution of shares of registered open end investment companies or unit investment trusts;

☐ (II) the sale of variable annuities;

☐ (III) the business of insurance;

☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it effects transactions in security futures products only;

and that, therefore, under section 78ccc(a)(2)(A)(ii) of the SIPA it is excluded from membership in SIPC.

*If you have any questions concerning the foreign exclusion provision please contact SIPC via telephone at 202-371-8300 or e-mail at asksipc@sipc.org to request a foreign exclusion questionnaire.

The following bylaw was adopted by the Board of Directors:

Interest on Assessments.

... If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A)(ii) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under Section78ddd(c) of the SIPA.

Sign, date and return the top portion of this form no later than 30 days after the beginning of the year, using the enclosed return envelope.

Retain the bottom portion of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

ACCRUED EQUITIES, INC.
FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2012

Nawrocki Smith LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
Accrued Equities, Inc.:

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Accrued Equities, Inc. (the "Company") as of December 31, 2012, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether do to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Nawrocki Smith LLP

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Accrued Equities, Inc. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects, in relation to the financial statements as a whole.

Melville, New York
February 8, 2013

Nawrocki Smith LLP

ACCRUED EQUITIES, INC.
Statement of Financial Condition
December 31, 2012

Assets

Cash	$ 254,171
Securities owned:	
Marketable, at market value	433,321
Furniture & fixtures (net of depreciation)	1,773
Accounts receivable	71,778
Prepaid insurance	4,779
Prepaid taxes	23,274
Rent security	2,485
Total assets	$ 791,581

Liabilities and Stockholders' Equity

Liabilities:	
Accounts payable and accrued expenses	$ 23,463
Payroll taxes payable	210
Taxes payable (deferred taxes of $22,000)	25,650
Total liabilities	49,323
Stockholders' equity:	
Common stock, no-par value, authorized 200 shares issued, 200 shares outstanding	40,696
Retained earnings	701,562
Total stockholders' equity	742,258
Total liabilities and stockholders' equity	$ 791,581

The accompanying notes are an integral part of these financial statements.

ACCRUED EQUITIES, INC.
Statement of Income
for the Year Ended December 31, 2012

Revenues:		
Commissions		$ 32,872
Dividends		5,017
Unrealized gain on securities		6,359
Investment advisory fees		873,703
Total revenues		917,951
Expenses:		
Regulatory fees and expenses		10,900
Other expenses:		
Administration/management fees	$ 55,500	
Compensation and benefits - Officers	380,701	
Compensation and benefits - Employees	232,548	
Advertising & Promotion	6,598	
Rent	31,021	
Postage, dues, supplies and subscriptions, CPE	14,918	
Communications	4,398	
Printing	2,366	
Miscellaneous and bank charges	551	
Petty cash, automobile and travel	4,589	
Internet expense	2,400	
Underwriting expense	25,000	
Distribution service fee	58,505	
Accounting and auditing	51,916	
Superstorm Sandy expense	2,692	
Insurance and bond	10,561	
Total other expenses		884,264
Total expenses		895,164
Income before income taxes		22,787
Provision for income taxes (Includes Deferred Income Taxes of -$7,500)		(5,147)
Net income		$ 27,934

The accompanying notes are an integral part of these financial statements.

ACCRUED EQUITIES, INC.
Statement of Cash Flows
Year Ended December 31, 2012

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$27,934
Adjustments to reconcile net cash provided by operating activities	
(Increase) decrease in operating assets:	
Accounts receivable	13,696
Securities segregated under federal and other regulations	(3,699)
Prepaid taxes	6,511
Increase (decrease) in operating liabilities:	
Payables to non-customers	(7,277)
Taxes and deferred taxes payable	(27,846)
Total Adjustments	(18,615)
Net cash provided/(used) by operating activities	9,319
CASH FLOWS FROM INVESTING ACTIVITIES	
Net cash provided by investment activities	0
Increase (decrease) in cash	9,319
Cash at beginning of year	244,852
Cash at end of year	$254,171
Supplemental Cash Flow Disclosure:	
Income Tax Payments	$23,274

The accompanying notes are an integral part of these financial statements.

ACCRUED EQUITIES, INC.
Statement of Changes in Stockholders' Equity
for the Year Ended December 31, 2012

	Capital Stock Common			
	Shares	Amount	Retained Earnings	Total Stockholders' Equity
Balances at January 1, 2012	200	$ 40,696	$ 673,628	$ 714,324
Net income	-	-	27,934	27,934
Balances at December 31, 2012	200	$ 40,696	$ 701,562	$ 742,258

The accompanying notes are an integral part of these financial statements.

Accrued Equities, Inc.
Notes to Financial Statements
Year Ended December 31, 2012

1. Organization and Nature of Business:

The Company is a Broker-Dealer registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority (FINRA). The Company is an Investment Advisor for a mutual fund.

The Company is a New York Corporation and has 200 shares of no-par value common stock issued and outstanding. There is no stated value.

2. Significant Account Policies:

Investment Advisory Income:

Investment advisory fees are received from a mutual fund for which the Company provides advisory services. Fees are received monthly.

Distribution and Underwriters Income:

The Company receives commission income from a mutual fund for co-underwriting and sub-distribution services to the Fund. Fees are received semi-monthly.

Income Taxes:

The Company is an accrual basis regular corporation. The Company records deferred taxes payable based on the unrealized gains or losses in marketable securities.

Depreciation:

Equipment is carried at cost less accumulated depreciation. Depreciation is computed using various methods, based upon the estimated useful life and salvage value of the asset.

Statement of Cash Flows:

For purposes of the Statement of Cash Flows, the Company has defined cash as cash in bank(s).

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value Measurement:

FASB Accounting Standards Codification ("ASC") 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 Quoted prices in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 Unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

Cash and cash equivalents -

The carrying amounts reported on the Statement of Financial Condition for cash and cash equivalents approximate those assets' fair values.

Fixed income securities -

The fair value of the Company's securities is determined by the quoted market price in active markets.

The following is a summary of the inputs used as of December 31, 2012, in valuing the Company's assets carried at fair value:

	Investments In Securities
Level 1	$ 433,321
Level 2	-
Level 3	-
	$ 433,321

As of December 31, 2012, the Company did not possess any level 2 or 3 type of assets.

There were no transfers between any levels during the year 2012.

Accrued Equities, Inc.
Notes to Financial Statements
Year Ended December 31, 2012
(Continued)

3. Equity:

There was no difference between net capital computation computed by the Company and the audited report. See Schedule I.

4. Related Party Transactions:

The Company has transactions with its president, who is an attorney, and a shareholder. The Company pays its president's law firm for legal and administrative services-although not at arms length, it is considered to be fair by the Company. The balance due to the law firm at December 31, 2012 was $0. In addition, the Company and a mutual fund, New Alternatives Fund, Inc., share facilities with the law office. Disbursements for shared expense, insurance, are made on a basis, which is the opinion of the insurance agent and approved by the Board of Directors of New Alternatives Fund, Inc..

5. Transactions with Affiliates:

Accrued Equities, Inc. is the investment advisor, the co-underwriter and a co-distributor for a mutual fund, New Alternatives Fund, Inc.. The President and director of Accrued Equities, Inc. is an officer of the Fund.

6. Market Concentrations:

The Company earns substantially all of its income from one mutual fund client.

7. Lease Commitment:

The Company entered into a lease for office space in July 2011. The lease term is for two years. The minimum lease commitment is as follows:

2013	$18,253

8. Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The end of the year capital ratio was 1 to 25.35 at December 31, 2012. The Company had net capital in excess of its required net capital.

9. Income Taxes:

The current and deferred portions of Income Tax Expense included in the Statement of Income.

	Current	Deferred	Total
Federal	$ 1,030	($ 8,500)	($ 7,470)
State and Local	1,323	1,000	2,323
Total	$ 2,353	($ 7,500)	($ 5,147)

There were no substantial differences between expected income tax expense and the Company's income tax expense as reported in the Financial Statements.

There are no tax positions that the company has taken on federal income tax returns (current and prior three years) that require disclosure. The Company's federal and state income tax returns for the tax years for which applicable statutes of limitation have not expired are subject to examination by the Internal Revenue Service and New York State.

10. Subsequent Events:

The Company has evaluated subsequent events through February 8, 2013, which is the date these financial statements were available to be issued. No events have occurred subsequent to the Statement of Financial Condition date through February 8, 2013, that would require adjustment or disclosure in the financial statements.

Schedule I

Accrued Equities, Inc.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2012

Net Capital		$ 742,258
		742,258
Deductions and/or charges:		
Nonallowable assets:		
Furniture, equipment, and leasehold improvements, net	$ 1,773	
Prepaid taxes	23,274	
Other assets	7,264	32,311
Other deductions and/or charges		
Net capital before haircuts on securities positions (tentative net capital)		709,947
Haircut on securities		
Stocks	17,238	
Undue concentrations	-	17,238
Net capital		$ 692,709
Aggregate indebtedness		
Items included in consolidated statement of financial condition:		
Other accounts payable and accrued expenses		$ 27,323
Total aggregate indebtedness		$ 27,323
Computation of basic net capital requirement		
Minimum net capital required:		
Company		$ 1,822
Total		$ 1,822
Minimum dollar net capital requirement		$ 5,000
Excess net capital		$ 687,709
Ratio: Aggregate indebtedness to net capital		1:25.35

SCHEDULE II

Accrued Equities, Inc.
Computation For Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2012

The Company is exempt from SEC Rule 15c3-3 under subparagraph (k)(2)(i) because it does not carry securities accounts for customers or perform custodial functions relating to customer securities.

Nawrocki Smith LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

To the Board of Directors of
Accrued Equities, Inc.:

In planning and performing our audit of the financial statements of Accrued Equities, Inc. (the "Company"), as of and for the year ended December 31, 2012 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
3. Obtaining and maintain physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Melville, New York
February 8, 2013

Nawrocki Smith LLP

Nawrocki Smith LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S EXCLUSION FROM SIPC MEMBERSHIP

To the Board of Directors of
Accrued Equities, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the Securities Investor Protection Corporation (SIPC) Form SIPC-3, Certification of Exclusion From Membership, for the year ended December 31, 2012, which were agreed to by Accrued Equities, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the membership exclusion requirements with SIPC. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Determine if the broker-dealer business is exclusively the distribution of shares of mutual funds noting this is applicable to the Company;

2. Determine if the broker-dealer business is exclusively the sale of variable annuities noting this is not applicable to the Company;

3. Determine if the broker-dealer business is exclusively the business of insurance noting this is not applicable to the Company, or

4. Determine if the broker-dealer business is exclusively the business of furnishing investment advice to investment companies or insurance company separate accounts are excluded from membership in SIPC noting this is applicable to the Company.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

February 8, 2013

Nawrocki Smith LLP